UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Eurasia Energy Limited

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

G31413 100

(CUSIP Number)

Graham Crabtree

294 Heywood House

Anguilla, B.W.I.  AI-2640

Telephone:  (264) 497-6468

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 17, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ❒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Graham Crabtree

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

Not Applicable

(b)

Not Applicable

3.

SEC Use Only:

4.

Source of Funds (See Instructions):

PF

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

❒

6.

Citizenship or Place of Organization:

Anguillian

Number of

7.

Sole Voting Power:

6,788,333

Shares-

Beneficially

8.

Share Voting Power:

6,788,333

Owned by Each

Reporting

9.

Sole Dispositive Power:

6,788,333

Person With

10.

Shared Dispositive Power:

6,788,333

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

6,788,333

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

❒

13.

Percent of Class Represented by Amount in Row (11):

19.65% (1)

14.

Type of Reporting Person (See Instructions):

IN

(1)

Based upon 34,548,368 shares of the Issuer’s common stock issued and outstanding as of April 17, 2012.

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the Reporting Person.  This Amendment No. 1 amends the original Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on February 5, 2010.  Only those items hereby reported in this Amendment No. 1 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 13D, as amended.

Item 3.  Source and Amount of Funds or Other Consideration

On April 17, 2012, Mr. Crabtree acquired 3,600,000 common shares of Eurasia Energy Limited (the “Company”) at a deemed price of $0.05 per share in lieu of accrued salary owed by the Company.

Item 5.  Interest in Securities of the Issuer

(a)-(b)

The following information is based upon a total of 34,548,368 shares of Company common stock which is outstanding as of April 17, 2012.

Mr. Crabtree beneficially owns 6,788,333 common shares of Company common stock, representing 19.65% of the outstanding common stock.  Mr. Crabtree has the sole voting and dispositive power on his 6,788,333 common shares of the Company.

(c)

Except as described herein, Mr. Crabtree has not acquired or disposed of, any shares of the Company’s common stock during the past 60 days.

(d)-(e)

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 27, 2012

Date

/s/Graham Crabtree

Signature

Graham Crabtree

Name/Title